EXHIBIT F-1

                              February 14, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Cinergy Corp., et al.
          Application-Declaration in File No. 70-8767

Dear Sirs:

I am Senior Counsel to Cinergy Services, Inc. ("Cinergy Services"), the service company subsidiary of Cinergy Corp. ("Cinergy"). I am furnishing this opinion as an exhibit to the Application-Declaration on Form U-1, as amended by Amendment No.1 of even date herewith, in File No. 70-8767 (the "U-1") of Cinergy, Cinergy Investments, Inc. ("Investments") and Cinergy Services. In the U-1, (1) Cinergy and Investments request authority to establish and finance, in an aggregate principal amount at any time outstanding not to exceed $100 million through December 31, 2006, two new subsidiaries (collectively, "EnergyCos") to engage in the district heating and cooling businesses, respectively, in the greater metropolitan area of Cincinnati, Ohio; and (2) to the extent, if any, not previously authorized by the Commission, Cinergy Services requests authorization to provide certain services to the EnergyCos.

I am of the opinion that each of Cinergy, Investments and Cinergy Services is, and, upon the incorporation thereof, each EnergyCo will be, a validly organized and duly existing corporation under the laws of the State of Delaware or Ohio, as the case may be, and that, upon the issuance of the Commission's order herein and the receipt of any requisite corporate or other approvals and authorizations, and in the event that the proposed transactions are consummated in accordance therewith and in accordance with the U-1 (including as it may further be amended):

(a) all state laws applicable to the proposed transactions will have been complied with;

(b) the shares of common stock to be issued by the EnergyCos will be validly issued, fully paid and nonassessable shares of each such EnergyCo, and Investments, as the holder thereof, will be entitled to the rights and privileges appertaining thereto set forth in the articles of incorporation and by-laws of the EnergyCos;

(c) Investments will legally acquire the shares of common stock of the EnergyCos referred to in the foregoing paragraph;

(d) any promissory note issued by an EnergyCo will be a valid and binding obligation of such EnergyCo in accordance with the terms thereof, and any guarantee issued by Cinergy or Investments in respect thereof will be a valid and binding obligation of Cinergy or Investments, as applicable; and

(e) the consummation of the transactions described above and of the other transactions described in the U-1 will not violate the legal rights of the holders of any securities issued by Cinergy or any associate company thereof.

I am a member of the bar of the State of Ohio and do not hold myself out as an expert on the laws of any other state. As to matters involving the laws of the State of Delaware, I have made or caused to be made a review of such laws to the extent relevant to this opinion. I hereby consent to the use of this opinion as an exhibit to the U-1.

                              Very truly yours,


                              /s/  Jerome A. Vennemann
                              Senior Counsel